Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE YEARS ENDED DECEMBER 31

	2009	2008

A Net income as reported, Canadian GAAP ($ millions)	987.8	3,495.2
B Items adjusting net income ($ millions)	8.3	(100.0)
C Net income, US GAAP ($ millions)	996.1	3,395.2
D Weighted average number of shares outstanding	295,580,000	307,480,000
E Net additional shares issuable for diluted earnings per share calculation (Canadian GAAP)	8,363,000	9,958,000
F Net additional shares issuable for diluted earnings per share calculation (US GAAP)	8,363,000	9,954,000

CANADIAN GAAP
Basic earnings per share (A/D)	3.34	11.37
Diluted earnings per share (A/(D+E))	3.25	11.01

UNITED STATES GAAP
Basic earnings per share (C/D)	3.37	11.04
Diluted earnings per share (C/(D+F))	3.28	10.70